OPTION AGREEMENT-Yago Property Nayarit Mexico

THIS AGREEMENT made as of the 17th day of June, 2011

BETWEEN:

ALMADEN MINERALS LTD.,
Suite 1103, 750 West Pender Street,
Vancouver, British Columbia. V6C 2T8

(the “Optionor”)

AND:

G4G RESOURCES LTD,
658 409 Granville Street,
Vancouver, British Columbia, V6C1T2

(the “Optionee1”)

WITNESSES THAT WHEREAS:

A.
The Optionor, through its, Mexican subsidiary, Minera Gavilan SA de CV, is the legal and beneficial owner of those mineral properties (the ‘‘Claims”), which are located in Nayarit State, Mexico and described in Schedule A.

B.	The Optionee is a reporting issuer whose shares are listed for trading on the TSX Venture Exchange under the symbol ‘GXG’.

THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Optionor, the parties covenant and agree as follows:

DEFINITIONS

1.01 In this Agreement bracketed words and phrases have the meanings assigned to them where they appear in this Agreement, and, unless there is something in the subject matter or context inconsistent therewith:

“Anniversary” means the anniversary of the date, the Exchange accepting the transaction encompassed in this Agreement provided always that the Parties agree that if such acceptance is not effected on or before the 31st day of August,2011 this agreement shall thereupon and without requirement of notice become null and void save and except for those obligations which have accrued due prior to such date of termination;

“Bankable Feasibility Study” shall mean a JORC or National Instrument 43-101 compliant study prepared by a recognized firm of mining engineering consultants which contains a detailed examination of the feasibility of bringing, a deposit of minerals on the Claims into commercial production by the establishment of amine, which reviews all outstanding issues, which contains the statement of the ore reserves, which reviews the nature and scale of any proposed operation, which contains an estimate of the construction costs and production costs and is in the form of a bankable document (meaning a document appropriate for presentation to a. bank or other financial institutions from which a party might wish to: secure financing),.

“Claims” means those mineral property claims and other areas more particularly described in Schedule “A”;

“Exchange” means the TSX Venture Exchange, or such other stock exchange or quotation system on which the common shares of the Optionee are listed from time to time;

“Exploration Expenses” means all expenditures incurred on reclamation of the Claims and on exploration and development activities (including activities associated with preparation of a feasibility study) directed towards disclosure and definition of an ore body on the Claims, including payments required to maintain the Claims in good standing, monies” expended in paying the fees, wages, salaries, traveling expenses and fringe benefits of all persons directly engaged in work with respect to, or for the benefit of the Claims and which are attributable to such persons’ work on the Claims;

“Option” means the sole and exclusive right and option to acquire an undivided 60% legal and beneficial right, title and interest in and to the Claims;

“Option period” means the period from the date of execution to and including the date of exercise, or termination of the Secondary Option; and

“Secondary Option” means the sole and exclusive right and option to acquire an undivided 10% legal and beneficial right, title and interest in and to the Claims, in addition to the interest which may be acquired pursuant and subject to the exercise of the Option.

1.02 The words “section”, “subsection”, “paragraph”, “subparagraph”, “clause”, ‘herein” and “hereunder” refer to this Agreement, and the words “this Agreement” include every schedule attached hereto and each schedule forms part of this Agreement.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

2.01	The Optionor hereby represents and warrants to the Optionee that:

	(a)	The Optionor validly exists as a corporation duly incorporated and in good standing under the.laws of British Columbia,

(b)
the Optionor is the legal and beneficial owner of a 100% legal and beneficial right, title and interest in and to the Claims (which is comprised of 28 claims that total approximately 22898.2 hectares) free and clear of all liens, charges, encumbrances and adverse claims whatsoever except for the Minera Fumarola S.A. de C.V. royalty agreement as described in Schedule C;

(c)
to the best of Optionor’s knowledge at this time the Claims have been validly staked and legally and validly recorded in the name of the Optionor pursuant to all applicable laws, all. exploration and development work required to be performed, recorded and filed upon the Claims has been performed recorded and filed (or fees paid in lieu thereof) through the date of this Agreement, all of which work, recordings and filings have been. completed in accordance with applicable statutes pertaining to such, work and all claim maintenance fees and taxes have been paid thereon until the date hereof;

(d)
to the best of Optionor’s knowledge at this time all necessary material information and data (including, without limitation, all geological, geophysical and assay results and maps) concerning the Claims and prior exploration and development work carried out thereon and within Optionors’ knowledge has been made available to Optionee and, will be made. available at any time while Optionee has an interest in the Option, any such information and data of which Optionors may become aware will be be made available to Optionee;

(e)
to the best of Optionor’s knowledge at this time the Optionor has no information or knowledge of any facts pertaining to the Claims, the lands to which the Claims relate or any substances thereon, therein or therefrom not disclosed in wilting to Optionee which if known to Optionee, might reasonably be expected to deter Optionee from completing, the transactions contemplated hereby on the terms and conditions contained herein;

(f)
to the best of Optionor’s knowledge at this time there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the mineral properties to which the Claims relate;

(g)	to the best of its knowledge at this time there are no actions, suits, claims, proceedings, litigation or investigations pending or threatened against the Optionor or in respect of the Claims; and

(h)
there is no adverse claim or challenge against or to the ownership of or title to any of the Claims, nor to the knowledge of the Optionor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Optionor’s interest in the Claims or any portion thereof, and no person has any royalty, net profits or other interest whatsoever, absolute or contingent, in production from any of the Claims.

2.02 The representations and warranties contained in section 2.01 are provided for the exclusive benefit of the Optionee, and any misrepresentation or breach of warranty may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other misrepresentation or breach of the same or any other representation or warranty; and the representations and warranties contained in section 2.01 shall survive the execution and performance of this Agreement.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

3.01	The Optionee represents and warrants to the Optionor that:

(a)	the Optionee validity exists as a corporation duly incorporated and in good standing under the laws of British Columbia; and

(b)	the Optionee’s common shares are listed on and trade through the facilities of the Exchange.

3.02 The representations and warranties contained in section 3.01 are provided for the exclusive benefit of the Optionor and a misrepresentation or breach of warranty may be waived by the Optionor in whole of in part at any time without prejudice to its rights in respect of any other misrepresentation or breach of the same or any other representations or warranty; and the representations and warranties contained in section 3,01 shall survive the execution hereof

GRANT OF OPTION AND SECONDARY OPTION

4.01 The Optionor hereby grants the Option to the Optionee.

4.02. The Option may be exercised by the Optionee paying $50,000 dollars to the Optionor, and issuing and delivering to the Optionor 500,000 Common shares of the capital of the Optionee within 5 business days: of acceptance of this transaction by the Exchange and by incurring Six Million United States Dollars (USD $6,000,000) in Exploration Expenses on the Claims and issuing an additional 2,500,000 Common shares of the Optinee (“Shares”), as follows:

(a)
On or before the First Anniversary incurring $500,000 Exploration issuing Expenses and issuing 500,000 Shares to the Optionor (this is a firm commitment by the Optionee, subject to the receipt of the acceptance of the transaction contemplated in this Agreement by the Exchange);

(b)	On or before the Second Anniversary incurring $1,000,000 US additional Exploration Expenses and issuing an additional 500,000 Shares;

(c)	On or before the Third Anniversary inclining $1,000,000 US additional Exploration Expenses and issuing an additional 500,000 Shares;

(d)	On or before the Fourth Anniversary inclining $1,000,000 US additional Exploration Expenses and issuing an additional 5,000,000 Shares; and

(e)	On or before the Fifth Anniversary incurring $2,500,000 US additional Exploration Expanses and issuing an additional 500,000 Shares.

Should the Option be exercised and the Secondary Option hereinafter provided be terminated or not exercised the Optionee shall within 30 days of such termination or lapsing by reason  of  non-exercise issue to the Optionor an additional 2,000,000 Common Shares of the Optionee and the Parties shall enter into a Joint Venture on the terms set forth in Schedule “B” and there shall be pro rata sharing of all costs and expenses and revenues relating to the Claims, according to their proportionate interests in the Claims.

4.03 The Optionor hereby grants the Secondary Option to the Optionee,

4.04 The Secondary Option may be exercised by the Optionee exercising the Option and by

•	completing at its sole cost and expense a Bankable Feasibility Study and delivering it to the Optionor on or before the Seventh Anniversary;

•
after the exercise of the Secondary Option the Parties shall enter into a Joint Venture on the terms set forth in Schedule “B” and there shall be pro rata snaring of ail costs and expenses and revenues relanting to the Claims from and after the fulfillment by Optionee of the Bankable Feasibility procurement expenses commitment (being after such time as a Bankable Feasibility. Study has been delivered by Optionee), according to then proportionate interests in the Claims;

•
from and after such time any such Bankable Feasibility Study has been delivered by Optionee, Optionee and. Optionor shall each fund their pro rata share of all costs and expenses required in connection with development programs and budgets and all other programs and budgets in connection with mining operations;

•
Optionee shall use its best efforts to obtain project financing to find development in which project financing Optionor shall be entitled to participate on the same terms as is available to Optionee. In the event that Optionor shall be willing to either fully participate in the project financing obtained by Optionee, or to arrange its own financing to provide its full pro rata share of expenditures, its 30% interest in the Property and the Joint Venture shall revert to a 2% net smelter return royalty;

4.05 Notwithstanding any other provision of this Agreement, if the Optionee incurs Exploration Expenditures exceeding the Exploration Expenditures required to be incurred during any of the periods described in section 4.02 to maintain and exercise the Option, the Optionee may apply the excess Exploration Expenditures to reduce Exploration Expenditures otherwise required to be made by it to maintain or exercise the Option during the following or subsequent years by a like amount.

4.06 All shares issued pursuant to this Agreement will be issued as fully paid and non-assessable, free and clear of all liens, charges and encumbrances, and subject only to such resale restrictions and hold periods as may be imposed by applicable securities legislation and the Exchange.

4.07 Within 30 days of the end of each 12 month period during the Option Period, Optionee shall deliver to Optionor a certificate stating the amount of Exploration Expenses incurred. The certificate of Optionee shall be prima facie evidence of such expenditures having been made. Optionee shall also provide periodic technical reports complying with industry standards for technical reporting, not less frequently than annually, reporting on all the exploration and development work conducted on the Claims in the period preceding such report. Should Optionee terminate its option, it is obligated to provide a final report to Optionor reporting all Work carried out on the properly up to the time of termination and subsequent to the last technical report.

4.08 Upon receipt of the certificate from Optionee referenced in section 4.07 hereof. Optionor shall have the right to verify fits expenditures, at its own sole cost and expense and upon request in writing. Optionee shall provide to Optionor with 30 days of receipt of such request sufficient detail of the expenditures on Exploration Expenses to permit such verification.

EXERCISE OF OPTION

5.01 If the Optionee makes the payments and provides documentation, that it has incurred the Exploration Expenses described in section 4.02 before such time, if any, as the Option is validity terminated, it will, without any further act or payment, have and be deemed for all purposes to have exercised the Option.

5.02 If and when the Option has been exercised, an undivided 60% right, title and interest in and to the Claims will vest in the Optionee free and clear of all liens, charges, encumbrances and claims of others whatsoever, except as may have arisen due to any action or failure to take action by the Optionee.

5.03 If the Optionee delivers the Bankable Feasibility Study as described in section 4.04 before such time, if any, as the Secondary Option is validly terminated, it will, without any further act or payment, have and be deemed for all purposes to have exercised the Secondary Option.

5.04 If and when me Secondary Option has been exercised, an additional undivided 10% right, title and interest in find to the Claims will vest in me Optionee free and clear of all liens, charges, encumbrances and claims, of Others whatsoever, except as may have arisen due to any action or failure to take action by me Optionee.

5.05. Except for the payment due on acceptance of this agreement by the Exchange and the firm commitment stipulated in Section 4.02 (a) which is conditional on such acceptance by the Exchange, nothing in this Agreement will obligate the Optionee to pay any money to the Optionor issue any shares to the Optionor or incur any Exploration Expenses; and the Optionee may at any time by delivery of written notice to the Optionor terminate the Option and its obligations hereunder; provided always that the Optionee shall leave in good standing for a period of at least 1 year from the termination or expiration of the Option those Claims that are in good standing on the date hereof or that are in good standing when acquired by the Optionor if acquired after the date of this Agreement.

5.06 The Optionee may at any time by delivery of written notice to the Optionor terminate the Secondary Option provided always that the Optionee shall leave in good standing for a period of at least 1 year from me termination or expiration of the Secondary Option those Claims that are in good standing on the date hereof or mat are in good standing when acquired by the Optionor if •acquired after the date of this Agreement.

5.07 In the event of any subdivision, consolidation or other change in the. share capital of the Optionee prior to the exercise in full of the Secondary Option, the number of shares to be delivered or issued to the Optionor thereafter in connection with the exercise of the Secondary Option shall be adjusted in accordance with such subdivision consolidation or other change in the share capital of the Optionee. In the event the Optionee undertakes an amalgamation, merger, reorganization or other arrangement prior to the exercise in full of the Secondary Option, the number of shares to be delivered or issued to the Optionor to exercise the Secondary Option thereafter shall be adjusted such that the Optionee or its successor may exercise the Secondary Option, as applicable, by delivering that type and number of securities or other property to which the Optionor would have been entitled had the Optionor held the relevant number of shares of the Optionee specified in section 4.04, immediately before such amalgamation, merger, reorganization or other arrangement.

OPERATORSHIP AND RIGHT OF ENTRY

6.01 The Optionee will be the “Operator” in respect of the Claims and any other mineral claims which may become subject to this Agreement, before exercise of the Option and Secondary Option, and, as such, shall have the sole and exclusive right in respect of the Claims to:

(a)	enter thereon;

(b)	have exclusive and quiet possession thereof, subject always to the rights granted pursuant to section 8.01 (b);

(c)	do such prospecting, exploration, development and/or other mining work thereon and thereunder as the Optionee may determine to be necessary, desirable or advisable;

(d)
bring upon and erect upon the Claims and use in its operations, at any tirne and from time “to time, such buildings, plant, machinery, equipment, vehicles, tools, appliances and supplies as the Optionee may deem necessary, desirable or advisable; and

(e)	remove therefrom and dispose of reasonable quantities of ores, minerals and metals for the purposes of sampling, obtaining assays or malting other tests.

TRANSFER OF PROPERTY INTERESTS

7.01 Forthwith following exercise of the Option, the Optionor shall deliver to the Optionee duly executed instruments of transfer and such other documentation, deeds, certificates and assurances Which may reasonably be required to convey, transfer and assign the legal title to an undivided 60% interest in the Claims to the Optionee, and to permit registration of such interest in the name of the Optionee or its nominee, and shall appoint the Optionee as agent of the Optionor for the purpose of filing the same in applicable governmental and administrative registries.

7.02 Forthwith following exercise of the Secondary Option, the Optionor shall deliver to the Optionee duly executed instruments of transfer and such other documentation, deeds, certificates and assurances which may reasonably be required to convey, transfer and assign the legal title to an additional undivided 70% interest in the Claims to the Optionee, and to permit registration of such interest in the name of the’ Optionee or its nominee, and shall appoint, the Optionee as agent of the Optionor for the purpose of filing the same in applicable governmental and administrative registries.

7.03 The Optionee shall be entitled to record the transfers contemplated hereby at its own cost with the appropriate government office.

7.04 Upon exercise of the Secondary Option or, if the Option is exercised and the Secondary Option is not exercised, then upon the date of termination or lapse of the. Secondary Option, the parties will form a joint venture and carry on to business of such joint venture in accordance with a. Joint Venture Agreement to be negotiated in good faith by the parties and having the general terms set out in Schedule “B” hereto; In the event the parties cannot reach agreement on any additional terms or conditions of to Joint Venture Agreement, any such additional terms may be set by an arbitrator appointed pursuant to the terms of this Agreement.

7.05 The parties acknowledge the rights; and privilege, of the Optionor or Optionee to file, register and/or to otherwise deposit a copy of mis Agreement in the appropriate recording office for the jurisdiction in which the Property is located and with any other governmental agencies to give third parties notice of this Agreement, and hereby agree, each with the others, to do or cause to be done all acts or things reasonably necessary to effect such filing, registration or deposit, and, in to event the Option is not exercised, to remove such registration.

OBLIGATIONS OF THE OPTIONEE DURING OPTION PERIOD

8.01 During the Option Period and thereafter until exercise or termination of the Secondary Option, unless otherwise agreed between the parties, to Optionee shall, in its capacity as operator:

(a)
maintain the Claims in good standing by filing of assessment work and to performance of other actions as may be necessary in that regard and in order to keep the Claims free and clear of all liens and other charges arising from the Optionee’s activities thereon except those at to time contested in good faith by the Optionee;

(b)
permit the directors, officers, employees and designated consultants of the Optionor and its servants, agents and independent contractors, at their own risk arid expense access to the Claims and to all reports and data developed or acquired by the Optionee with respect to the Claims and the operations conducted thereon at all reasonable times; provided that the Optionor agrees (and the Optionor does hereby so agree) to indemnify the Optionee against and to save it harmless from and against all liens, costs, claims, actions, causes of action, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, agent or designated consultant of the Optionor while on the Claims;

(c)	do all work on the Claims in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(d)
provide to the Optionor copies of all news releases and other continuous disclosure documents filed or disseminated by the Optionee under securities laws of Canada and such other jurisdictions to which the Optionee may be subject which releases or documents shall comply with appropriate disclosure standards including, without limitation, NI 43-101; and

(e)
all reports of Exploration Expenses shall be in detail sufficient to meet good industry standards as to the work conducted on the Claims to meet the .requirements of the exercise of the Option. Should such reports not be provided or should. such reports not show expenditures in detail sufficient to meet good industry standards) sufficient (together with any excess expenditures in accordance with section. 4.05 hereof) to meet the required expenditures for the period covered by such report the Optionor may, on notice in accordance with Section 9.01, terminate the Option.

TERMINATION OF OPTION

9.01 Subject to section. 16.01 and 5.05, the Option may be terminated by the Optionor, by notice in writing to the Optionee, if the Optionee fails to do any of the things described in section 4.02 within the permitted time periods.

9.02 If the Option is terminated, the Optionee shall deliver to the Optionor, at no cost to the Optionor, copies of all reports, maps, assay results and other relevant technical data in the possession of the Optionee with respect to the Claims.

9.03 Subject to section 16.01 and 5.05, the Secondary Option may be terminated by the Optionor, by notice in writing to the Optionee, if the Optionee fails to do any of the things described in section 4.04 within the permitted time periods.

POWER TO CHARGE PROPERTY

10.01 Neither party hereto shall have any right to grant mortgages, charges or liens of or upon the Claims or any portion thereof; any mill or other fixed assets located thereon, or any of the tangible personal property located on or used in connection with the Claims, except in connection with financing after a decision is made to put some or all of the Claims into commercial production as provided in the Joint Venture Agreement.

TRANSFERS

11.01 Prior to the exercise of the Option and the Secondary Option, if exercised, the Optionee shall not assign any of its interest in this Agreement without the consent of the Optionor, first bad and obtained, such consent not to be unreasonably withheld. After the exercise of the Option and the Secondary Option, if exercised, the Optionee, with the consent of the Optionor first had and obtained, such Consent not to be unreasonably withheld, may at any time during the Option Period sell, transfer or otherwise dispose of all or any portion of its interest in the Claims and/or its rights and obligations under this Agreement; provided that any purchaser, grantee or transferee of any such interest delivers to the Optionor its agreement related to this Agreement. and to the Claims, containing;

(a)
a covenant by such transferee to perform all the obligations of the Optionee to be performed under ibis Agreement in respect of the interest to be acquired by it from the Optionee to the same extent as if this Agreement bad been, originally executed by such transferee as principal obligarit; and

(b)	a provision subjecting any further sale, transfer or other disposition of such interest in the Claims and/or this Agreement or any portion thereof to the restrictions contained in this section;

and further provided that any shares of any purchaser, grantee or transferee delivered to the Optionor in connection with the exercise of the Option must be shares having an equivalent value to those of the Optionor, based on the relative share prices at the time.

11.02 No assignment by the Optionee of any interest less man its entire interest in this Agreement shall, as between the Optionee and the Optionor, discharge it from any of its obligations hereunder but upon the transfer by the, Optionee of the entire interest at the time held by it in this Agreement (whether to one or more transferees and whether in one or in a number of successive transfers), the Optionee shall be deemed to be discharged from all obligations hereunder save and except for unconditional obligations which arose prior to the date of transfer.

11.03 If the Optionor or the Optionee (in either case, the “Vendor”) should at any time after exercise of the Option receive a bona fide offer from an independent third party (the “Proposed Purchaser”) dealing at arm’s length with the Vendor to purchase all or substantially all of its interest in and to the Claims, which offer the Vendor desires to accept, or if the Vendor intends to sell all or substantially all of its interest in and to the Claims, the Vendor shall first make an offer (the “Offer”) of such interest in writing to the other party (the “Offeree”) upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Vendor, as the case may be.

11.04 Each Offer shall specify the price and terms and conditions of such sale, the name, of the Proposed Purchaser (which term shall, in the case of an intended offer by the Vendor, mean the person or persons to whom the Vendor intends to offer its interest) and, if the offer received by the Vendor from the Proposed Purchaser provides for any consideration payable to the Vendor otherwise than in cash, the Offer shall include the Vendor’s good faith estimate of the cash equivalent of the non-cash consideration.

11.05 If within a period of 30 days of the receipt of the Offer the Offeree notifies the Vendor in writing that it will accept the same, the Vendor shall be bound to sell such interest to the Offeree (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.

11. 06 If the Offer so accepted by the Offeree contains the Vendor’s good faith estimate of the cash equivalent consideration as aforesaid, and if the Offeree disagrees with the Vendor’s best estimate, the Offeree shall so notify the Vendor at the time of acceptance and the Offeree shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price,

11.07 If the Offeree: so notifies the Vendor, the acceptance by the Offeree shall be effective and binding upon the Vendor and the Offeree and the cash equivalent of any such non-cash consideration, if not agreed upon by the parties, shall be determined by binding arbitration under the Commercial Arbitration Act of British Columbia and shall be payable by the Offeree, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration; and the’ Offeree shall in such case pay to the Vendor, against receipt of an absolute transfer of cleat and unencumbered title to the interest of the Vendor being sold, the total purchase price which is specified in its notice to the Vendor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration,

11.08 If the Offeree fails to notify the Vendor before me expiration of the time limited therefor that it will purchase the interest offered, the Vendor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such, interest if the sale to the Proposed Purchaser is not completed within the said 60 days.

11.09 Any sale hereunder shaft be conditional upon the Proposed Purchaser delivering a written undertaking to the Offeree, in form and substance satisfactory to its counsel, to be bound by the terms and conditions of this Agreement

REGULATORY APPROVALS AND REQUIREMENTS

12.01 The respective rights and obligations of the Optionor and the Optionee hereunder are subject to acceptance by the Exchange and the Optionee will use reasonable efforts to expeditiously seek and obtain acceptance of the Exchange of any and all filings required to be made with the Exchange in respect of this Agreement and/or the subject matter hereof.

SURRENDER OF PROPERTY INTERESTS PRIOR TO TERMINATION

13.01 The Optionor or the Optionee may at any time elect to abandon its respective interest in any one or more of the Claims by giving notice to the other party of such intention, and in such events for a period of 30 days after the date of delivery of such notice the other party may elect to have the first party transfer its interest in any or all of the Claims in respect of which such notice has been given to it by delivery of a request therefor to the party having given the notice, whereupon the party having given the initial notice shall deliver to the electing party a quitclaim, bill of sale or other appropriate deed or assurance in registrable form transferring its interest in such Claims to the electing, party; provided that no such abandonment or transfer shall be effective until and unless arrangements satisfactory to the other party have been made for the satisfaction of the abandoning party’s portion of any indebtedness outstanding in connection with the claims being abandoned by it and for payment of the abandoning party’s portion of any costs relating to required reclamation work on such claims. Upon the Optionor or the Optionee abandoning any Claim, the Optionee shall have no further obligations in respect of that Claim hereunder.

FORCE MAJEORE

14.01 If the Optionee is at any time prevented from or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, inability to obtain equipment fires, acts of war, insurrection or terrorism, inclement weather, acts of God, governmental regulations restricting normal operations, shipping or other transportation delays, delays in obtaining required governmental or regulatory approvals or permits, aboriginal or other land claims, environmental claims or notices (or inability to obtain or delays in obtaining environmental consents) or any other reason or reasons (other than lack of funds) beyond the control of the Optionee, the time limited for the performance by the Optionee of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

14.02 The Optionee shall give prompt notice to the Optionor of each event of force majeure under section 14.01 and upon cessation of such event shall furnish the Optionor with notice to that effect together with particulars of the number of days by which the obligations of the Optionee hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

ARBITRATION

15.01 This Agreement will be interpreted in accordance with and governed by the laws of the Province of British Columbia, and in the event of any dispute arising out of or in connection with this Agreement or in respect of any legal relationship associated therewith or derived therefrom shall be first attempted to be resolved by mediation failing which the matters in dispute shall be referred to and finally resolved by arbitratioin under the rules of the British Columbia International Commercial Arbitration Centre (“Centre”) in which the Centre shall be the appointing authority in accordance with the Rules of the Centre and the place of the arbitration hearing shall be Vancouver, British Columbia.

Upon referral of a dispute for arbitration, the Optionor and the Optionee will endeavor to agree on the appointment of an arbitrator. The arbitrator will be a person who by a combination of education and experience is competent to adjudicate the matter in dispute and who has indicated his willingness and ability to act as arbitrator in accordance with this Article 15. If the Optionor and the Optionee are unable to agree on an arbitrator, a three member panel will be appointed consisting of one arbitrator appointed by the Optionor, one arbitrator appointed by the Optionee and two such appointees shall select a third arbitration

RIGHT TO CURE DEFAULT

16.01 Notwithstanding any other provision of this Agreement, the Optionor shall not have the right to terminate the Option or the Secondary Option unless:

(a)	it has first given to the Optionee written notice of default containing particulars of the default; and

(b)
the Optionee has not, within 30 days following receipt of such notice of default, cured such default or, if such default, is caused by actions of a person who is not a party to this agreement and cannot be cured within .30 days, taken action to cure such default and is diligently pursuing such cure.

16.02 Should the Optionee fail to cure or pursue a cure of any default as permitted by subsection 16.01, the Optionor may thereafter terminate this Agreement by notice in writing,

NOTICES

17.01 Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail addressed to the party entitled to receive the same, or delivered 1o such party by hand, or communicated by electronic transmission, telex or telecopy, at the address for such party specified above.

17.02 The date of receipt of any notice, demand or other communication shall be the date of delivery thereof if delivered, the date of transmission if communicated by electronic transmission, telex or telecopy, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

17.03 Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

GENERAL

18.01 This Agreement supersedes and replaces all other agreements or arrangements, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

18.02 No consent or waiver expressed or implied, by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be consent to or a waiver of any other breach or default,

18.03 The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to tirne of the parties in the Claims.

18.04 If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof, not held. invalid, void or unenforceable shall continue in full force and effect, and in no way “be affected, impaired or invalidated thereby.

18.05 The parties hereto agree to do and perform all such further and other acts and things, and to execute all such further and other instruments and documents, and to give all such further and other-assurances as may be necessary to give effect to the intent of this Agreement.

18.06 This Agreement shall ensure to the benefit of and be binding upon the parries and their respective successors and permitted assigns.

BOARD APPROVAL

19.01 This Agreement is subject to the approval of the Board of Directors of the Optionor and the Optionee.

AREA OF INTEREST

20.01 In the event that the during the term of the Option or Secondary Option either Party acquires any interest in any mining claims or other properties or mineral interests, the whole or any portion of which is within a three kilometer radius of the external boundaries of the Claims (“Additional Claims”), the whole of such Additional Claims shall form part of the Claims, The outside boundaries of each new Additional Claim shall constitute, new external boundaries for the Claims; If the Additional Claim, is acquired by the Optionor, the Optionee shall reimburse the Optionor for the costs of acquisition which reimbursement shall be considered Exploration Expenses and if the Additional Claim is acquired by the Optionee, the cost of such acquisition shall be considered Exploration Expenses.

IN WITNESS WHEREOF the Optionee and the Optionor have executed this Agreement as of the day first set forth above,

SCHEDULE “A”

Attached to and forming part of the Option Agreement between Almaden Minerals. Ltd. and G4GResources Inc. made the day of June, 2011.

Claim Name	Type	Title#	File #	Hectares	Initial Date	Expiry Date
LA SARDA	EXPLOIT,	162577	59/3743	9.000	07-Jul-78	06-Jul-28
SAGITARIO	EXPLOIT.	219840	3/1.3/494	96,772	22-Apr-03	21-Apr-53
LA GUADALUPE	EXPLOIT.	180099	321.1/3-42	18.000	23-Mar-87	22-Mar-37
LA CUCARACHA	EXPLOIT.	194422	3/1.3/221	84.000	30-Dec-91	29-Dec-41
YAGO I	exploit.	200955	3/1,3/254	465.767	17-Oct-94	16-Oct-44
AMPLIACI6N LASARDA	EXPLOIT.	226221	3/1.3-0380	9.000	02-Dec-OS	0l-Dec-55
NUEVOSAN JUAN	EXPtOIT.	218233	3/1.3/543	35.599	17-Oct-D2	16-0ct-52
LA NUEVA MAGNOLIA	EXPLOIT,	218232	3/1.3/542	9.000	17-Oct-D2	16-0ct-52
AMfMA NUEVAMAGNOLIA	EXPLOIT.	218227	3/1.3/541	16.000	17-Oct-02	16-0ct-52
AMP, NUEVO SAN JUAN	EXPLOIT.	218254	3/1.3/544	6.417	17-Oct-02	16-Oct-52
DON ALNSO	EXPLOR.	213559	59/06540	21.757	18-May-01	l7-May-51
TEP1C4	EXPLOR.	219437	59/6722	.14,915	06-Mar-03	05-Mar-53
TEPIC3FRACCCION I	EXPLOR.	220036	59/06715	34.951	27-May-03	26-May-53
TEPIC3.FRACCion II	EXPLOR.	220037	59/05715	27,050	27-May-03	26-May-53
TEP1C5	EXPLOR,	220289	59/06728	13.088	03-Jul-03	02-Jul-53
TEPIC7	MINING	228596	59/07001	1,869.978	12-Dec-06	11-Dec-56
YAGOF. l	MINING	234677	59/0753?	11,142.817	29-Jul-09	28-Jul-59
YAGOF. 2	MINING	234678	59/07337	842.933	29-Jul-09	28-Jul-59
YAGOF. 3	MINING	234679	53/07537	116.535	29-Jul-09	28-Jul-59
YAGO SUR	MINING	234681	59/07538	5,858.389	29-Jul-C9	28-Jul-59
GALLO	MINING	227010	59/H6S09	889.928	l l-Apr-06	10-Apr-56
AS DEORO	EXPLOR.	22028B	059/6718	75.608	03-JUI-03	02-Jul-53
GALLO 2 FRACCION I	MINING	227086	$9/06850	22.000	04-May-06	03-May-56
GALLO 2 FRACCION II	MINING	1227087	59/06850	17,454	04-May-05	03-May-56
GALLO 3	MINING	227139	59/06861	.23.449	17-May-06	16-May-56
EL GALLO DEORO	MINING	228416	3/1/610	11.326	22-NOV-06	21-Nov-56
GALLO 4	MINING	236662	59/07604	1,075.748	06-Aug-10	05-Aug-60
MINA MARIA	EXPLOR,	213537	59/6524	90.660.	18-May-01	17-May-51

SCHEDULE “B”

Attached to and forming part of Option Agreement between Almaden Minerals Ltd, and G4G Resources Inc. (“G4G”) made thee 17th day of June, 2011.

JOINT VENTURE AGREEMENT TERMS

1.	Participating Interests

Initial interests and initial investments will be as set forth in the Option Agreement to which this is attached.

2.	Management Committee

The joint venture will be under the management of a management committee consisting of one representative of each participant and at least one alternate representative. A quorum for any Management Committee meeting shall be present if the representatives of all parties are present. The representative of the Operator shall be the chairman of Management Committee meetings. The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to its party’s interest percentage. The Management committee shall make decisions by simple majority.

3.	Operator

(a)
G4G will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default. Upon G4G ceasing as operator, the Management Committee shall thereupon select another party to become Operator.

(b)	The non-perator may refer a question of operator default to arbitration if it is outvoted on a management committee motion to remove, the operator for default.

(c)	The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d)
The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and. other programs, and otherwise in accordance with good mining practices.

(e)	The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f)
The operator’s charges for management will be; 10% of exploration costs, reduced to 5% on any single third parry contract exceeding $50,000; 1% of construction costs; and 2% of mine operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the Claims, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated management and administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of acting in its capacity as Operator providing these services,

(g)
After commencement of commercial production the operator will have alien on the non operator’s interest to secure the non operator’s cost-share of expenditures and the right to advance the cost share of a party in default, any such advances’ to be accounted for in dilution formulae outlined in Sections 5(c) and 5(d) of this Schedule.

(h)	Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis,

(i)
Unless a feasibility study was delivered prior to the formation of the joint venture, the Management Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j)	A development program will be prepared by operator based on a feasibility study approved by the Management Committee.

(k)	Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(j)	After commencement of commercial production, operator will submit annual operating programs for management committee approval.

4	Participation in Programs and Dilution

	(a)	Parties will have an election as to whether to participate in any approved exploration program or approved development program up to the amount of its interest at such time.

	(b)	Electing to participate in an approved program will make a participant liable for its agreed cost share of all expenditures for that program.

	(c)	Electing not to participate in an approved program will result in dilution of interest, i.e. each party’s interest will be calculated as follows:

(Where:

A = the interest of the party being diluted prior to the start of the Relevant Program as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

“Relevant Program” means a program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.)

and the contributing party’s interest will be correspondingly increased.

(d)
Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party’s interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(e)
Until commencement of commercial production, a participant’s failure to pay its cost share of an approved program, after electing to participate will constitute default and result in double dilution of interest, i.e, the defaulting party’s interest will be:

(A, B, Y and C having the meanings given above.)

and the-non-defaulting party’s interest will be correspondingly increased,

After commencement of commercial production, a participant’s failure to pay its cost share of an. approved program after electing to participate will constitute default and result in dilution of interest, such that the defaulting party’s interest will be:

(A, B, Y and G having the meanings given above.)

and the non-defaulting party’s interest will be correspondingly increased.

	(f)	Dilution to 10% will effect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 2.0% net smelter royalty, which will be. in a form to he agreed by the parties.

	(g)	There will be no election, as to participation in an approved operating program.

5.	Disposition of Production

	(a)	Each participant shall have the right to take its share of production in kind.

	(b)	The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

6.	Transfers of Interests

(a)
Any transfer of interest in the property and the joint venture agreement will be subject to a right of first offer of tie other participant substantially in the form set forth in the Option Agreement under the heading “Right of First Offer” Such a transfer cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement,

(b) No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement.

7.	Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

8.	Dispute Resolution

Arbitration administered by the British Columbia International Commercial Arbitration Centre.

9.	Other

(a) Area of interest on the same terms as the Option Agreement

(b) Force majeure

(c) Confidentiality

(d) Subject to British Columbia law.

10.	In the case of any conflicts in the terms of this Joint Venture Agreement and the Option Agreement to which it is appended, the terms of the Option Agreement shall prevail.

SCHEDULE “C”
Attached, to and forming part of opeiont Agreement between Almaden Minerals Ltd. and G4G Resources Inc. made the day of June, 2011, Mexican Claim Purchase agreement with Minera Fumarola, S.A. de C.V. (“Fumarola”) and English translation in which a royalty on an approximately 103.9 hectare area is retained by Minera Fumarola S.A. de C.V. The terms of this 2% NSR royalty are that the royalty is payable until a total of US$250,000 has been paid to Fumarola after which time the royalty is terminated.